Exhibit 99.1

Castor Maritime Inc. Reports Net Income of $22.9 Million for the Three Months Ended June 30, 2024 and Net income of $45.2 Million for the Six Months Ended June 30, 2024

Limassol, Cyprus, August 8, 2024 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months and six months ended June 30, 2024.

Earnings Highlights of the Second Quarter Ended June 30, 2024:

■	Total vessel revenues: $16.3 million for the three months ended June 30, 2024, as compared to $25.3 million for the three months ended June 30, 2023, or a 35.6% decrease;
■	Net income of $22.9 million for the three months ended June 30, 2024, as compared to net income of $8.2 million for the three months ended June 30, 2023, or a 179.3% increase;
■	Earnings per common share, basic: $2.29 per share for the three months ended June 30, 2024, as compared to $0.86 per share for the three months ended June 30, 2023;
■	EBITDA(1): $26.5 million for the three months ended June 30, 2024, as compared to $16.1 million for the three months ended June 30, 2023;
■	Adjusted EBITDA(1): $25.2 million for the three months ended June 30, 2024, as compared to $13.5 million for the three months ended June 30, 2023; and
■	Cash and restricted cash of $236.3 million as of June 30, 2024, as compared to $120.9 million as of December 31, 2023.

Earnings Highlights of the Six Months Ended June 30, 2024:

■	Total Vessel Revenues from continuing operations: $36.7 million for the six months ended June 30, 2024, as compared to $49.7 million for the six months ended June 30, 2023, or a 26.2% decrease;
■	Net income from continuing operations: $45.2 million for the six months ended June 30, 2024, as compared to $1.7 million for the six months ended June 30, 2023, or a 2,558.8% increase;
■	Net income of $45.2 million for the six months ended June 30, 2024, as compared to $19 million for the six months ended June 30, 2022, or a 137.9% increase;
■	Earnings per common share, basic from continuing operations: $4.52 per share for the six months ended June 30, 2024, as compared to $0.18 per share for the six months ended June 30, 2023;
■	EBITDA from continuing operations(1): $53.3 million for the six months ended June 30, 2024, as compared to $17.7 million for the six months ended June 30, 2023; and
■	Adjusted EBITDA from continuing operations(1): $42.1 million for the six months ended June 30, 2024, as compared to $22.8 million for the six months ended June 30, 2023.

(1)
EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of these measures to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary Second Quarter 2024:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor, commented:

“In the second quarter of 2024, we enjoyed robust cash flows from operations and from the sale of a number of our dry cargo vessels. This allowed us to reduce our debt and strengthen our balance sheet further.

In May, we completed our tender offer for the vast majority of our outstanding warrants, aiming to provide greater clarity in our capital structure. During the second quarter, we repaid a significant portion of our debt, reducing our finance costs further and utilizing part of our substantial liquidity.

Importantly, we have recently announced our entry into the dry cargo Ultramax sector. We remain committed to our growth trajectory by seeking further opportunities in the shipping space, including opportunities to modernize our fleet.”

Earnings Commentary:

Second Quarter ended June 30, 2024, and 2023, Results

Total vessel revenues for the three months ended June 30, 2024, decreased to $16.3 million from $25.3 million in the same period of 2023. This variation was mainly driven by the decrease in our Available Days (defined below) from 1,904 days in the three months ended June 30, 2023, to 1,076 days in the three months ended June 30, 2024, following the sale of four dry bulk vessels during the three months ended June 30, 2024 and the sale of five dry bulk vessels from the second to the fourth quarters of 2023. This decrease in Available Days was partially offset by an increase in prevailing charter rates of our dry bulk vessels.

There was a decrease in voyage expenses to $1.0 million in the three months ended June 30, 2024, from $1.4 million in the same period of 2023, which was mainly associated with a decrease in bunkers consumption.

Vessel operating expenses decreased by $3.9 million to $6.5 million in the three months ended June 30, 2024 from $10.4 million in the same period of 2023, mainly reflecting the decrease in the Ownership Days of our fleet to 1,076 days in the three months ended June 30, 2024, from 1,928 days in the same period in 2023.

Management fees in the three months ended June 30, 2024, amounted to $1.1 million, whereas in the same period of 2023, management fees totaled $1.8 million. This decrease in management fees is due to the decrease in the total number of Ownership Days for which our managers charge us a daily management fee following the sales of the dry bulk vessels mentioned above, partly offset by the management fee adjustment for inflation under our Amended and Restated Master Management Agreement, with effect from July 1, 2023.

The decrease in depreciation and amortization costs by $2.0 million to $3.5 million in the three months ended June 30, 2024, from $5.5 million in the same period of 2023, mainly reflects the decrease in our Ownership Days following the sale of four dry bulk vessels during the three months ended June 30, 2024 and the sale of five dry bulk vessels from the second to fourth quarters of 2023.

General and administrative expenses from continuing operations in the three months ended June 30, 2024, amounted to $1.5 million, whereas, in the same period of 2023, general and administrative expenses totaled $1.7 million. This decrease mainly stemmed from lower professional fees during the period.

Gain on sale of vessels in the three months ended June 30, 2024, amounted to $11.4 million following the sales of the: (i) M/V Magic Nebula on April 18, 2024, (ii) M/V Magic Venus on May 10, 2024, (iii) M/V Magic Vela on May 23, 2024, and (iv) M/V Magic Horizon on May 28, 2024, while gain on sale of vessels for the three months ended June 30, 2023 amounted to $3.1 million following the sale of the M/V Magic Rainbow on April 18, 2023.

During the three months ended June 30, 2024, we incurred net interest costs and finance costs from continuing operations amounting to $0.1 million compared to $2.4 million during the same period in 2023. The decrease is due to the drop in our weighted average indebtedness, as well as an increase in interest income we earned from our time and cash deposits, due to increased interest rates, as partially offset by a higher weighted average interest rate in our borrowings, as a result of the increase in the variable benchmark rates during the three months ended June 30, 2024, as compared with the same period of 2023.

Other income, net in the three months ended June 30, 2024, amounted to $7.4 million, which includes (i) a gain of $5.1 million from our investments in listed equity securities, (ii) dividend income on equity securities of $2.0 million and (iii) dividend income of $0.4 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”). Other income, net in the three months ended June 30, 2023 amounted to $3.0 million and mainly included (i) the gain of $2.6 million from our investments in listed equity securities, (ii) dividend income on equity securities of $0.1 million and (iii) dividend income of $0.3 million from our investment in the Toro Series A Preferred Shares.

Recent Financial Developments Commentary:

Warrants tender offer

On April 22, 2024, we commenced a tender offer (the “Offer”) to purchase all of our outstanding Common Share Purchase Warrants issued on April 7, 2021 (the “Warrants”) at a price of $0.105 per Warrant. The purpose of the Offer was to reduce the number of shares that would become outstanding upon the exercise of the Warrants, thereby providing investors and potential investors with greater clarity as to our capital structure. The Warrants were exercisable in the aggregate into 1,033,077 of our common shares, par value $0.001 per share (the “warrant shares”), at an exercise price per warrant share of $55.30. The number of warrant shares and the exercise price reflected adjustments as a result of the 1-for-10 reverse stock split in March 2024. On May 31, 2024, we repurchased 10,080,770 Warrants, exercisable in the aggregate into 1,008,077 common shares for an aggregate cost of $1,058,481 excluding fees relating to the Offer. Following the retirement and cancellation of the Warrants purchased pursuant to the Offer, Warrants exercisable in the aggregate into 25,000 common shares remain outstanding.

Liquidity/Financing/Cash flow update

Our consolidated cash position (including our restricted cash) from continuing operations as of June 30, 2024, increased by $115.4 million to $236.3 million, as compared to our cash position on December 31, 2023, which amounted to $120.9 million. The increase was mainly the result of: (i) $23.8 million of net operating cash flows received during the six months ended June 30, 2024, (ii) $107.9 million inflow of net proceeds from the sales of the M/V Magic Moon, M/V Magic Nova, M/V Magic Orion, M/V Magic Nebula, M/V Magic Venus, M/V Magic Vela and M/V Magic Horizon, (iii) net inflows of $28.0 million associated with the purchase and sale of equity securities and inflows of $1.4 million of proceeds from a claim, offset by (iv) $1.25 million of dividends paid on the Series D Preferred Shares, (v) $43.4 million for scheduled principal repayments and early prepayments due to sale of vessels, on our debt and (vi) $1.1 million for payments due to the Warrants repurchase.

As of June 30, 2024, our total debt from continuing operations, gross of unamortized deferred loan fees, was $43.2 million, of which $24.6 million is repayable within one year, as compared to $86.6 million of gross total debt as of December 31, 2023, a decline mainly due to prepayments in connection with vessel dispositions.

Loan prepayment

On August 7, 2024, we prepaid in full the amount of $14.6 million remaining outstanding under the $22.5 million senior secured term loan facility with Chailease International Financial Services (Singapore) Pte., Ltd., secured against our two containership vessels.

Recent Business Developments Commentary:

Nasdaq Listing Standards Compliance Update

On April 20, 2023, we received a notification from the Nasdaq Stock Market (“Nasdaq”) that the Company was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and we were provided with 180 calendar days to regain compliance with the Nasdaq Capital Market minimum bid price requirement. On October 19, 2023, we announced that we received a notification letter on October 18, 2023 from the Nasdaq granting us an additional 180-day extension to April 15, 2024 to regain compliance with Nasdaq’s minimum bid price requirement. On March 27, 2024, we effected a 1-for-10 reverse stock split of our common stock for the purpose of regaining compliance with the Nasdaq minimum bid price requirement pursuant to the authority granted to our board of directors by our shareholders. As a result of the reverse stock split, the number of outstanding shares was decreased to 9,662,354 common shares as of March 27, 2024, while the par value of our common shares remained unchanged at $0.001 per share. On April 11, 2024, we received written confirmation from Nasdaq that we had regained compliance with Nasdaq Listing Rule 5550(a)(2).

All share and per share amounts, as well as warrant shares eligible for purchase under the Company’s effective warrant schemes have been retroactively adjusted to reflect the reverse stock split.

Vessel Acquisitions

On July 16, 2024, we entered into an agreement with an unaffiliated third party to acquire a secondhand 2015 Chinese-built Ultramax dry bulk carrier for a purchase price of $25.5 million. The vessel is expected to be delivered to us during the third quarter of 2024, subject to the satisfaction of certain customary closing conditions. The acquisition will be financed in its entirety with cash on hand.

Vessel Sales

On December 21, 2023, we entered into an agreement with an entity affiliated with a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus, a 2010-built Kamsarmax, at a price of $17.5 million. The terms of the transaction were negotiated and approved by a special committee of our disinterested and independent directors. The vessel was delivered to its new owners on May 10, 2024. We recognized during the second quarter of 2024 a net gain of approximately $3.2 million.

On January 19, 2024, we entered into an agreement with an entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Horizon, a 2010-built Panamax, at a price of $15.8 million. The terms of the transaction were negotiated and approved by a special committee of our disinterested and independent directors. The vessel was delivered to its new owners on May 28, 2024. We recognized during the second quarter of 2024 a net gain of approximately $4.4 million.

On February 15, 2024, we entered into an agreement with an entity affiliated with a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nebula, a 2010-built Kamsarmax, at a price of $16.2 million. The terms of the transaction were negotiated and approved by a special committee of our disinterested and independent directors. The vessel was delivered to its new owners on April 18, 2024. We recognized during the second quarter of 2024 a net gain of approximately $1.8 million.

On May 1, 2024, we entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Vela, a 2011-built Panamax, at a price of $16.4 million. The vessel was delivered to its new owners on May 23, 2024. We recognized during the second quarter of 2024 a net gain of approximately $2.0 million.

Fleet Employment Status (as of August 8, 2024)

During the three months ended June 30, 2024, we operated on average 11.8 vessels earning a Daily TCE Rate(2) of $14,249 as compared to an average of 21.2 vessels earning a Daily TCE Rate(2) of $12,530 during the same period in 2023.

Our employment profile as of August 8, 2024 is presented immediately below.

(2)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment(1)	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	97% of BPI5TC (2)	Sep-24	-(5)
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	100% of BPI5TC	Sep-24	-(5)
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	98% of BPI5TC	-(5)	-(5)
Magic Mars	Panamax	76,822	2014	Korea	TC period	102% of BPI4TC (3)	-(5)	-(5)
Magic P	Panamax	76,453	2004	Japan	TC period	$15,150 per day(4)	-(5)	-(5)
Magic Eclipse	Panamax	74,940	2011	Japan	TC period	100% of BPI4TC	May-24	Aug-24(6)
Magic Pluto	Panamax	74,940	2013	Japan	TC period	100% of BPI4TC	Sep-24	-(5)
Magic Callisto	Panamax	74,930	2012	Japan	TC period	101% BPI4TC	Oct-24	-(5)

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Ariana A	Containership	38,117	2005	Germany	TC period	$18,000	Jun-25	Aug-25
Gabriela A	Containership	38,121	2005	Germany	TC period	$17,000	Feb-25	May-25

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

(3)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed-consumption, and design characteristics.

(4)
The vessel’s daily gross charter rate is equal to 96% of BPI4TC. In accordance with the prevailing charter party, on February 6, 2024, we converted the index-linked rate to fixed from April 1, 2024, until September 30, 2024, at a rate of $15,150 per day. Upon completion of this period, the rate will be converted back to index‑linked rate.

(5)	In accordance with the prevailing charterparty, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.
(6)
Employment has been extended with current charterers as of August 31, 2024, at the same gross charter rate and with new earliest redelivery about 4 months after delivery, i.e. both parties have the option to terminate the charter by providing 3 months’ written notice to the other party after October 1, 2024.

Financial Results Overview of Continuing Operations:

Set forth below are selected financial data of our dry bulk and containerships fleets (continuing operations) for each of the three and six months ended June 30, 2024, and 2023, respectively:

	Three Months Ended		Six Months Ended
(Expressed in U.S. dollars)	June 30, 2024 (unaudited)	June 30, 2023 (unaudited)	June 30, 2024 (unaudited)	June 30, 2023 (unaudited)
Total vessel revenues	$16,279,529	$25,278,111	36,669,776	49,747,081
Operating income	$15,569,018	$7,632,559	27,456,684	10,778,134
Net income, net of taxes	$22,853,611	$8,186,791	45,185,357	1,676,753
EBITDA(1)	$26,537,126	$16,106,765	53,345,661	17,721,211
Adjusted EBITDA(1)	$25,227,704	$13,518,604	42,107,984	22,828,638
Earnings per common share, basic	$2.29	$0.86	4.52	0.18
Earnings per common share, diluted	$1.02	$0.86	2.11	0.18

(1)
EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our dry bulk and containership fleets (continuing operations) for each of the three and six months ended June 30, 2024, and 2023, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended June 30,		Six Months Ended June 30,
(Expressed in U.S. dollars except for operational data)	2024	2023	2024	2023
Ownership Days(1)(7)	1,076	1,928	2,517	3,908
Available Days(2)(7)	1,076	1,904	2,517	3,884
Operating Days(3)(7)	1,064	1,890	2,483	3,869
Daily TCE Rate(4)	$14,249	$12,530	$13,769	$12,113
Fleet Utilization(5)	99%	99%	99%	100%
Daily vessel operating expenses(6)	$6,073	$5,399	$5,823	$5,547

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
REVENUES
Total vessel revenues	$16,279,529	$25,278,111	$36,669,776	$49,747,081

EXPENSES
Voyage expenses (including commissions to related party)	(948,040)	(1,421,455)	(2,012,774)	(2,698,540)
Vessel operating expenses	(6,534,454)	(10,408,844)	(14,657,651)	(21,676,527)
Management fees - related parties	(1,063,894)	(1,784,325)	(2,486,692)	(3,615,825)
Depreciation and amortization	(3,532,023)	(5,489,084)	(7,387,855)	(11,301,547)
General and administrative expenses (including related party fees)	(1,457,521)	(1,670,412)	(3,387,071)	(2,805,076)
Gain on sale of vessels	11,414,065	3,128,568	19,307,595	3,128,568
Gain from a claim	1,411,356	—	1,411,356	—
Operating income	$15,569,018	$7,632,559	$27,456,684	$10,778,134
Interest and finance costs, net (1)	(120,172)	(2,388,617)	(677,840)	(4,677,732)
Other income / (expenses), net	7,436,085	2,985,122	18,501,122	(4,358,470)
Income taxes	(31,320)	(42,273)	(94,609)	(65,179)
Net income and comprehensive income from continuing operations, net of taxes	$22,853,611	$8,186,791	$45,185,357	$1,676,753
Net income and comprehensive income from discontinued operations, net of taxes	$—	$—	$—	$17,339,332
Net income and comprehensive income	$22,853,611	$8,186,791	$45,185,357	$19,016,085
Dividend on Series D Preferred Shares	(631,945)	—	(1,263,889)	—
Deemed dividend on Series D Preferred Shares	(125,702)	—	(249,515)	—
Net income attributable to common shareholders	$22,095,964	$8,186,791	$43,671,953	$19,016,085

Earnings per common share, basic, continuing operations	$2.29	$0.86	$4.52	$0.18
Earnings per common share, diluted, continuing operations	$1.02	$0.86	$2.11	$0.18
Earnings per common share, basic, discontinued operations	$—	$—	$—	$1.83
Earnings per common share, diluted, discontinued operations	$—	$—	$—	$1.83

Earnings per common share, basic, Total	$2.29	$0.86	$4.52	$2.01

Earnings per common share, diluted, Total	$1.02	$0.86	$2.11	$2.01
Weighted average number of common shares outstanding, basic	9,662,354	9,495,707	9,662,354	9,478,437
Weighted average number of common shares outstanding, diluted	22,335,320	9,495,707	21,397,406	9,478,437

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$230,137,481	$111,383,645
Restricted cash	1,790,730	2,327,502
Due from related parties	1,562,222	5,650,168
Assets held for sale	—	38,656,048
Other current assets	68,576,320	84,259,511
Total current assets	302,066,753	242,276,874

NON-CURRENT ASSETS:
Vessels, net	173,358,856	229,536,996
Restricted cash	4,365,000	7,190,000
Due from related parties	3,275,020	4,504,340
Investment in related party	117,544,913	117,537,135
Other non-currents assets	1,655,369	3,996,634
Total non-current assets	300,199,158	362,765,105
Total assets	602,265,911	605,041,979

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	24,309,666	17,679,295
Debt related to assets held for sale, net	—	2,406,648
Due to related parties, current	879,556	541,666
Other current liabilities	4,929,872	7,974,787
Total current liabilities	30,119,094	28,602,396
NON-CURRENT LIABILITIES:
Long-term debt, net	18,554,089	65,709,842
Total non-current liabilities	18,554,089	65,709,842
Total liabilities	48,673,183	94,312,238

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 50,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively, aggregate liquidation preference of $50,000,000 as of June 30, 2024 and December 31, 2023, respectively	49,799,004	49,549,489
Total mezzanine equity	49,799,004	49,549,489

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of June 30, 2024 and December 31, 2023	9,662	9,662
Series B Preferred Shares - 12,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023	12	12
Additional paid-in capital	265,389,338	266,447,819
Retained Earnings	238,394,712	194,722,759
Total shareholders’ equity	503,793,724	461,180,252
Total liabilities, mezzanine equity and shareholders’ equity	$602,265,911	$605,041,979

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Six months Ended June 30,
	2024	2023
Cash Flows provided by Operating Activities of continuing operations:
Net income	$45,185,357	$19,016,085
Less: Net income from discontinued operations, net of taxes	—	17,339,332
Net income from continuing operations, net of taxes	45,185,357	1,676,753
Adjustments to reconcile net income from continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	7,387,855	11,301,547
Amortization and write off of deferred finance charges	451,227	423,855
Amortization of fair value of acquired time charters	265,173	1,429,137
Gain on sale of vessels	(19,307,595)	(3,128,568)
Straight line amortization of hire	(176,850)	—
Realized gain on sale of equity securities	(3,618,022)	(2,636)
Unrealized (gain)/ loss on equity securities	(11,237,677)	5,107,427
Gain from a claim	(1,411,356)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	1,937,752	1,151,337
Inventories	615,101	(149,269)
Due from/to related parties	5,633,489	(2,823,618)
Prepaid expenses and other assets	1,110,733	1,029,338
Other deferred charges	—	51,138
Accounts payable	(1,291,988)	(3,819,388)
Accrued liabilities	(658,389)	(793,036)
Deferred revenue	(1,036,689)	(1,093,999)
Dry-dock costs paid	—	(1,296,552)
Net Cash provided by Operating Activities from continuing operations	23,848,121	9,063,466

Cash flow provided by / (used in) Investing Activities of continuing operations:
Vessel acquisitions and other vessel improvements	(26,494)	(204,763)
Purchase of equity securities	(18,114,116)	(72,211,450)
Proceeds from a claim	1,411,356	—
Proceeds from sale of equity securities	46,088,578	258,999
Net proceeds from sale of vessels	107,876,357	11,349,705
Net cash provided by / (used in) Investing Activities from continuing operations	137,235,681	(60,807,509)

Cash flows used in Financing Activities of continuing operations:
Gross proceeds from issuance of common shares	—	785,804
Common shares issuance expenses	—	(65,716)
Repurchase of warrants	(1,058,481)	—
Dividends paid on Series D Preferred Shares	(1,250,000)	—
Repayment of long-term debt	(43,383,257)	(23,131,200)
Payment of deferred financing costs	—	(25,178)
Proceeds received from Toro related to Spin-Off	—	2,667,044
Net cash used in Financing Activities from continuing operations	(45,691,738)	(19,769,246)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations	—	20,409,041
Net cash used in Investing Activities from discontinued operations	—	(153,861)
Net cash used in Financing Activities from discontinued operations	—	(62,734,774)
Net cash used in discontinued operations	—	(42,479,594)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	115,392,064	(113,992,883)
Cash, cash equivalents and restricted cash at the beginning of the period	120,901,147	152,307,420
Cash, cash equivalents and restricted cash at the end of the period	$236,293,211	$38,314,537

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our dry bulk and containership fleet (continuing operations) to Total vessel revenues (from continuing operations) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars, except for Available Days)	2024	2023	2024	2023
Total vessel revenues	$16,279,529	$25,278,111	$36,669,776	$49,747,081
Voyage expenses - including commissions to related party	(948,040)	(1,421,455)	(2,012,774)	(2,698,540)
TCE revenues	$15,331,489	$23,856,656	$34,657,002	$47,048,541
Available Days	$1,076	$1,904	$2,517	$3,884
Daily TCE Rate	$14,249	$12,530	$13,769	$12,113

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity securities, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/ loss on securities for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net income from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2024	2023	2024	2023
Net Income from continuing operations, net of taxes	$22,853,611	$8,186,791	$45,185,357	$1,676,753
Depreciation and amortization	3,532,023	5,489,084	7,387,855	11,301,547
Interest and finance costs, net (1)	120,172	2,388,617	677,840	4,677,732
US source income taxes	31,320	42,273	94,609	65,179
EBITDA	$26,537,126	$16,106,765	$53,345,661	$17,721,211
Unrealized (gain) / loss on equity securities	(1,309,422)	(2,588,161)	(11,237,677)	5,107,427
Adjusted EBITDA	$25,227,704	$13,518,604	$42,107,984	$22,828,638

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of the spin-off of our tanker business, our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and container vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions, our ability to realize the expected benefits of vessel acquisitions, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for dry bulk and container vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the SEC. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com